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                                                            OMB APPROVAL
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                                                     OMB Number:       3235-0058
                                                     Expires:     March 31, 2006
                         UNITED STATES               Estimated average burden
              SECURITIES AND EXCHANGE COMMISSION     hours per response.....2.50
                    WASHINGTON, D.C. 20549           ---------------------------
                                                           SEC FILE NUMBER
                                                               0-23001
                                                     ---------------------------
                                                            CUSIP NUMBER
                          FORM 12B-25                ---------------------------




                  NOTIFICATION OF LATE FILING




(CHECK ONE): |X| Form 10-K   |_| Form 20-F   |_| Form 11-K   |_| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR


For Period Ended: October 31, 2005
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ______________

================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________


PART I - REGISTRANT INFORMATION


Signature Eyewear, Inc.
-----------------------------------------
Full Name of Registrant
-----------------------------------------
Former Name if Applicable

498 N. Oak Street
-----------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Inglewood, CA  90302
-----------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The audit of the Company's financial statements is not complete.


PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification


   Michael Prince                   310                         330-2700
   --------------               -----------                ------------------
       (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

________________________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


The Company estimates it will report net income of approximately $1.6 million on net sales of $25.0 million in fiscal 2005 as compared to a net loss of $371,000 on net sales of $ $23.6 million in fiscal 2004. The Company improved its operating results though increasing net sales and maintaining operating expenses. The increase in revenues was due primarily to an increase in direct sales to independent optical retailers due to an increased number of direct sales representatives, better industry perception of the Company as a result of the Company's improved operating results, increased advertising and promotion and a high level of customer service.



________________________________________________________________________________


                             Signature Eyewear, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 30, 2006             By  /s/ Michael Prince
                                       ------------------------------
                                       Michael Prince, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.